Exhibit 99.1

Damon Announces Board Update

Vancouver, British Columbia – (Newsfile Corp. - February 23, 2026) -- Damon Inc. (OTCID: DMNIF) (“Damon” or the “Company”), a designer and developer of electric motorcycles and other personal mobility products that seek to empower the personal mobility sector through innovation, today that Mr. Karan Sodhi resigned from the Board. Mr. Sodhi’s resignation was not related to any disagreement with the Company.

For more information about Damon’s vision for a connected mobility future and to learn about the investment opportunity, please visit https://invest.damon.com/.

About Damon

Damon Inc. is a designer and developer of personal mobility products and technology solutions that integrate AI-enabled safety systems, smart electrification, and user-driven design to revolutionize sustainable transportation. Operating across four potential revenue verticals - Data Intelligence & Services, Engineering Services, Personal Mobility Products, and Special Projects – Damon believes it is positioned to capture a significant share of the $200B global two-wheeler market by 20321. The company distinguishes itself through its integrated ecosystem approach, combining advanced data analytics and engineering expertise, while seeking to enter into strategic partnerships with OEMs and Tier 1 suppliers. Damon emphasizes accessible mobility solutions while leveraging its proprietary AI-enabled safety systems and intelligent energy management technology to deliver superior performance and operational efficiency in the urban and business mobility space. For more information, please visit damon.com.

1	Source Fortune Business Insights (2025)

Investor Relations Contact:

James Carbonara

646.755.7412

James@haydenir.com

FORWARD LOOKING STATEMENTS

This press release, including any materials referenced herein, contains forward-looking information or forward-looking statements under applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”) that reflect current expectations and projections of Damon Inc. (“Damon”) about its future development. When used in this press release, forward-looking statements can be identified by the use of words such as “may,” or by such words as “will,” “intend,” “believe,” “estimate,” “consider,” “expect,” “anticipate,” and “objective” and similar expressions or variations of such words. Forward-looking statements in this press release include, but are not limited to, statements relating to the Company’s strategic plans and expected benefits of the divestiture of Grafiti Limited. Forward-looking statements are, by their nature, not guarantees of Damon’s future operational or financial performance and are subject to risks and uncertainties and other factors that could cause Damon’s actual results, performance, prospects, or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. No representation or warranty is intended with respect to anticipated future results, or that estimates, or projections will be sustained.

In developing the forward-looking statements in this press release, we have applied several material assumptions, including the general business and economic conditions of the industries and countries in which Damon operates, and general market conditions. Many risks, uncertainties, and other factors could cause the actual results of Damon to differ materially from the results, performance, achievements, or developments expressed or implied by such forward-looking statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to, our history of losses, our ability to implement our growth strategy, generate revenue and achieve profitability, our ability to obtain adequate financing as needed, our ability to continue as a going concern, our status as a foreign private issuer, impact of our prior delisting from Nasdaq, our ability to establish and sustain an active trading market on an over-the-counter market maintained by OTC Markets Group Inc., customer demand for or acceptance of our products and services, our ability to enter into strategic partnerships with OEMs and Tier 1 suppliers, the impact of competitive or alternative products, technologies, and pricing, emerging competition and rapidly advancing technology that may outpace our own, our ability to develop, manufacture or distribute products and services and secure strategic supply, manufacturing, licensing and distribution arrangements, our ability to protect our intellectual property, our ability to protect user data and user information, impact of any changes in existing or future regulatory and tax regimes applying to our business, our ability to successfully consummate strategic transactions and integrate companies or technologies we acquire, our ability to attract and retain management and employees with specialized knowledge and technical skills, our ability to develop and maintain effective internal controls, general economic conditions and events and the impact they may have on us and our customers, including but not limited to escalating tariff and non-tariff trade measures imposed by the United States and other countries, increases in inflation rates and rates of interest, supply chain challenges, increased costs for materials and labor, cybersecurity threats, and conflicts such as those in Russia/Ukraine, Israel/Hamas and Iran, our success at managing the risks involved in the foregoing items, and other risk factors discussed in our periodic and current reports and registration statements filed with the U.S. Securities and Exchange Commission and the British Columbia Securities Commission.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the press release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, events may differ materially from current expectations. Damon disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required pursuant to applicable securities law. All forward-looking statements contained in the press release are expressly qualified in their entirety by this cautionary statement.

For further information: Investor Relations Contact: James Carbonara, 646.755.7412, James@haydenir.com